Avidity Biosciences, Inc.

10975 N. Torrey Pines Road, Suite 150

La Jolla, California 92037

June 9, 2020

VIA EDGAR

Ms. Ada D. Sarmento

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Avidity Biosciences, Inc.
Registration Statement on Form S-1
File No. 333-238612

Dear Ms. Sarmento:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Avidity Biosciences, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on June 11, 2020, or as soon as practicable thereafter.

Please contact Matthew T. Bush of Latham & Watkins LLP, counsel to the Company, at (858) 523-3962, to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Very truly yours, AVIDITY BIOSCIENCES, INC.

By:	s/ Sarah Boyce
Sarah Boyce
President, Chief Executive Officer and Director

cc:

Mary Mast, Securities and Exchange Commission

Mary Beth Breslin, Securities and Exchange Commission

Christine Torney, Securities and Exchange Commission

Sarah Boyce, Securities and Exchange Commission

Michael F. MacLean, Avidity Biosciences, Inc.

Cheston J. Larson, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP

Alaina P. Ellis, Latham & Watkins LLP